Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 22, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment (“PEA”) No. 254 and PEA No. 255 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 11, 2024, with respect to changes to the registration statements of the Defiance Daily Target 1.75X Long MSTR ETF (PEA 254) and the Defiance Daily Target 1.5X Short MSTR ETF (PEA 255) (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	The Staff notes that the Adviser has launched several leveraged and inversed leveraged products over the last year. We are interested in understanding whether investors are experiencing investment performance consistent with the name and overall product design. In correspondence for each Fund, and for the last 30 days, please tell us how many days investors would have experienced the leveraged return offered had they purchased at market open and sold at market close. Please tell us the highest variance either Fund had, identifying the Fund and the day, and why the Adviser believes the variance occurred.

Response: The Trust responds by providing the requested information to the Staff under separate cover.

2.	The Staff notes that you are increasing the leverage to gain exposure to 2X the daily performance of MSTR up from 1.75X or 1.5X such exposure, as appliable. In correspondence, please tell us about the business and legal reasons for increasing this exposure to MSTR and how you generally determine which products to launch, discontinue or alter structurally as in this instance.

Response: The Trust responds by confirming supplementally that decisions to launch, close or structurally alter leveraged products such as the Funds are based on a number of considerations, including, but not limited to; market demand, competitive developments in the marketplace involving the launch of competitor products, the ability to appropriately manage the Funds’ inherent risks, including compliance with the requirements of Rule 18f-4, and alignment of the Funds with the Adviser’s overall product line.

When the Funds were initially launched, limitations on the external resources used by the Derivatives Risk Manager (“DRM”) to perform the daily calculation of the Funds’ VaR suggested that prudence warranted the use of a 1.75X long and a 1.5X short objective. Both Funds have garnered material assets in the short time since launch, suggesting significant investor interest in the strategies. Since launch, the DRM has engaged a third-party consultant to enhance the VaR calculation process to the point where the DRM is now confident that it can properly monitor and manage the Funds’ derivatives risk profiles, consistent with Rule 18f-4, with a 2.00X objective. In addition, the Adviser recently learned that a competitor has launched a 2.00X MSTR ETF.

3.	In correspondence, please advise whether prior to this amendment the Funds accepted investments, issued shares or commenced operations, and if so, describe any steps taken to mitigate impact to existing shareholders by the increase in leveraged exposure to MSTR.

Response: The Trust responds supplementally by confirming that each Fund had commenced operations prior to its PEA filing. In addition, at the time of each PEA filing a supplement to each Fund’s current registration statement was filed to provide 60 days’ notice to shareholders of the forthcoming change to each Fund’s leveraged exposure to MSTR. In addition, the Funds are daily leveraged products intended to be used as short-term trading vehicles, which is disclosed prominently in each Fund’s current registration statement as well as in each PEA filing. The Funds have generally been trading at a small premium to NAV since their launch, and since the filing of PEA 254 and PEA 255 that trading pattern has not materially changed. As the Funds are actively traded, the Adviser believes that shareholders who do not wish to invest in a product which offers 2.00X exposure to MSTR can easily sell their shares. The Adviser has not seen any discernible increase in redemptions since the filing of the PEA 254 and PEA 255.

4.	In correspondence, please describe how each series, once exposure is increased, anticipates complying with Rule 18f-4 under the Act, and what changes, if any, will be made to the key elements of the derivatives risk management program applicable to these series. Also in correspondence, provide hypothetical VAR calculations demonstrating how each series at 2X exposure expects to be able to achieve its objective while remaining in compliance with the Rule 18f-4 VaR test. In responding to this comment, please confirm whether each series will continue to use relative VaR to comply with the rule, identify the index being used as the designated reference portfolio, and discuss how such index meets the definition of a designated reference portfolio.

Response: Each Fund currently complies with the requirements of Rule 18f-4. Each Fund’s portfolio transactions are, and will continue to be, conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Funds’ usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Trust’s board of trustees as the DRM. The program identifies and provides an assessment of the Funds’ derivatives usage and risks as they pertain to the Funds’ usage of swaps and any other derivatives as applicable. The program provides risk guidelines that, among other things, consider and provide for: (1) limits on the Funds’ derivatives exposure; (2) monitoring and assessment of the Funds’ exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Funds’ counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels.

Additionally, the program provides for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

No material changes to the derivatives risk management program are anticipated in connection with the change in each Fund’s leveraged exposure. As discussed above, enhancements to the VaR calculation process made since the initial launch of the Funds has resulted in the DRM’s conclusion that the Funds can be properly managed with a 2.00X leverage exposure to MSTR.

The Trust also confirms that each Fund will continue to use relative VaR. In addition, the Funds will provide under separate cover for the Staff’s review prior to the effective date of each PEA a hypothetical example of VaR testing based on each Fund’s anticipated current portfolio construction and will include the index each Fund intends to use and how such index meets the definition of designated reference portfolio.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC